SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   August 2008

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
333-127491 and 333-150197 and Form S-8 Registration Statement File No.
333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Announces Q2 2008 Results dated August 21, 2008.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Announces Q2 2008 Results

Thursday August 21, 4:00 pm ET

NETANYA, Israel, August 21 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq Capital Market: RADA) today reported its financial results for the second quarter ended June 30, 2008. Revenues were $3.6 million compared to $4.2 million in the second quarter of 2007. Operating loss for the second quarter of 2008 was $376,000 compared to operating income of $55,000 in the second quarter of 2007 and financing expenses were $294,000 for the second quarter of 2008, compared to $142,000 in the second quarter of 2007. As a result, the company reported a net loss of $672,000 for the second quarter of 2008, compared to a net loss of $90,000 in the second quarter of 2007.

Commenting on the results, Zvika Alon, RADA's CEO said, "Our income this quarter was approximately as expected while our expenses were higher compared to the same period in 2007 mainly due to the continued devaluation of the U.S. dollar against the Israeli Shekel.

"Based on our current backlog and pipeline and as indicated in our first quarter release, we expect higher revenues during the second half of 2008 resulting in an increase in 2008 revenues in comparison to 2007."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    CONSOLIDATED BALANCE SHEETS

    U.S. dollars in thousands, except share and per share data

                                                           June 30,   December
                                                              2008    31, 2007
                                                         Unaudited     Audited

    ASSETS
    CURRENT ASSETS:
      Cash and cash equivalents                           $ 944       $ 835
      Restricted cash                                       872         598
      Trade receivables (net of allowance for doubtful
       accounts of $ 62 at June 30, 2008 and December
       31, 2007)                                          2,892       4,907
      Other accounts receivable and prepaid expenses        930         305
      Costs and estimated earnings in excess of
       billings on uncompleted contracts                  1,276         701
      Inventories                                         3,548       2,609

    Total current assets                                 10,462       9,955

    LONG-TERM RECEIVABLES AND DEPOSITS:
      Long-term receivables                                 933         983
      Leasing deposits                                       57          57
      Severance pay fund                                  2,450       2,038

    Total long-term receivables and deposits              3,440       3,078

    PROPERTY AND EQUIPMENT, NET                           3,018       2,745

    OTHER ASSETS:
      Intangible assets, net                              1,193       1,414
      Goodwill                                              429         214
    Total other assets                                    1,622       1,628

    Total assets                                       $ 18,542    $ 17,406

    LIABILITIES AND SHAREHOLDERS' EQUITY
    CURRENT LIABILITIES:
      Short-term bank credit and current maturities of
       long-term loans                                    $ 175       $ 490
      Trade payables                                      1,836       1,472
      Other accounts payable and accrued expenses         4,049       3,666
      Deferred revenues                                     746         181
      Billings in excess of costs and estimated
       earnings on uncompleted contracts                     91          88
    Total current liabilities                             6,897       5,897

    LONG-TERM LIABILITIES:
      Loan from shareholders, net                            70         261
      Convertible note from a shareholder, net            1,785       1,622
      Long-term loan                                        262           -
      Accrued severance pay                               2,928       2,442
    Total long-term liabilities                           5,045       4,325

    MINORITY INTERESTS                                      544         459

    SHAREHOLDERS' EQUITY:
      Share capital -
      Ordinary shares of NIS 0.015 par value -
       Authorized: 16,333,333 shares at June 30, 2008
       and December 31, 2007; Issued and outstanding:
       8,858,553 and 8,705,788 shares at June 30, 2008
       and December 31, 2007 respectively                   119         116
      Additional paid-in capital                         69,433      68,968
      Accumulated other comprehensive income                305           -
      Accumulated deficit                              (63,801)    (62,359)
    Total shareholders' equity                            6,056       6,725

    Total liabilities and shareholders' equity         $ 18,542    $ 17,406




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    CONSOLIDATED STATEMENTS OF OPERATIONS

    U.S. dollars in thousands, except per share data

                                Three months ended  Six months ended
                                      June 30,           June 30,
                                   2008     2007      2008      2007
                                             (Unaudited)


    Revenues                      3,616    4,204     7,307     6,958

    Cost of revenues              3,001    3,262     6,055     5,543

    Gross profit                    615      942     1,252     1,415

    Operating expenses:
    Research and development        138       94       232       149
    Marketing and selling           332      383       699       682
    General and administrative      521      410     1,016       868

    Total operating expenses:       991      887     1,947     1,699

    Operating income (loss)         376       55     (695)     (284)
    Financial expense, net          294      142       726       324

                                  (670)     (87)   (1,421)     (608)
    Minority interests in
     income of subsidiary             2        3        21        13

    Net loss                    $ (672)   $ (90)   (1,442)   $ (621)

    Net loss per share:

    Basic and diluted net loss
     per share                 $ (0.08) $ (0.01)  $ (0.16)  $ (0.07)




    Contact: Shiri Lazarovich- C.F.O,
    RADA Electronic Industries Ltd.,
    Tel: +972-9-8921111





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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger
                                                President and Chairman




Date: August 25, 2008